Mutual Fund AND VARIABLE INSURANCE trust

January 13, 2017

VIA ELECTRONIC TRANSMISSION

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund and Variable Insurance Trust (the “Trust”), File No. 333-213741

Dear Ms. Bentzinger:

On September 22, 2016, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Iron Horse Fund, a series of Northern Lights Fund Trust with and into the Rational Iron Horse Fund, a series of the Trust. On January 13, 2017, the Registrant filed Pre-Effective Amendment No. 1 to the N-14 (the “Amendment”). We hereby request that the Commission declare the Amendment effective as of January 17, 2017, or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Tanya Goins at (404) 541-2954.

Mutual Fund and Variable Insurance Trust	Northern Lights Distributors, LLC

By: /s/ Jerry Szilagyi	By: /s/ Brian Nielsen
Name: Jerry Szilagyi	Name: Brian Nielsen
Title: President	Title: Chief Executive Officer